SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2022

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Results of Implementation of the Over-Allotment Option in Relation to the RMB Share Issue, dated February 9, 2022

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•	the completion of our proposed A share offering;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	February 11, 2022	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

RESULTS OF IMPLEMENTATION OF THE OVER-ALLOTMENT OPTION

IN RELATION TO THE RMB SHARE ISSUE

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

We refer to the Company’s announcements dated 17 May 2021, 18 August 2021, 25 October 2021, 4 November 2021, 13 December 2021, 14 December 2021, 20 December 2021, 21 December 2021, 23 December 2021, 24 December 2021, 28 December 2021 and 4 January 2022 and the circular dated 24 May 2021 in relation to the RMB Share Issue, and the announcement dated 9 June 2021 in relation to the poll results of the extraordinary general meeting of the Company. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the abovementioned announcements and circular.

The exercise period of the over-allotment option in relation to the RMB Share Issue (the “Over-allotment Option”) expired on 7 February 2022. Results of the implementation of the Over-allotment Option are as follows:

I.	DETAILS OF OVER-ALLOCATION UNDER THE RMB SHARE ISSUE

Taking into consideration the subscription status of the RMB Share Issue on 22 December 2021, the Company and the joint lead underwriters agreed to invoke the Over-allotment Option mechanism. 126,855,000 RMB Shares, representing approximately 15.00% of the number of RMB Shares initially available under the RMB Share Issue (before exercise of the Over-allotment Option), were over-allocated to on-line investors at the issue price of RMB57.58 per share under the RMB Share Issue. The over-allocation of RMB Shares was settled by deferred settlement to strategic investors under the RMB Share Issue.

II.	EXERCISE OF THE OVER-ALLOTMENT OPTION

China International Capital Corporation Limited is the joint lead underwriter under the RMB Share Issue in charge of implementing the Over-allotment Option (the “Authorised Lead Underwriter”). The Authorised Lead Underwriter may, within 30 calendar days from the date of listing of RMB Shares on the Shanghai Stock Exchange (including the 30th calendar day or, if the 30th calendar day is a PRC public holiday, the next Shanghai Stock Exchange trading day), purchase RMB Shares on the centralized trading market (the “Secondary Market”) using funds received from the over-allocation of RMB Shares, to stabilize the market after listing, provided that each bid price shall not be higher than the issue price under the RMB Share Issue and the net aggregate number of RMB Shares purchased shall not exceed the number of RMB Shares over-allocated. The expiry date of the post-listing stabilization period for the RMB Share Issue was 7 February 2022. During the post-listing stabilization period for the RMB Share Issue (i.e. 5 January 2022 to 7 February 2022), the Authorised Lead Underwriter, using funds received from the over-allocation under the RMB Share Issue, purchased a total of 69,787,133 RMB Shares, at the price of RMB57.58 each share for a total of RMB4,018,343,118.14, by auction on the Secondary Market.

The exercise period of the Over-allotment Option expired on 7 February 2022. The Company issued 57,067,867 RMB Shares, representing approximately 6.75% of the number of RMB Shares initially issued under the RMB Share Issue (before exercise of the Over-allotment Option), at the issue price of RMB57.58 per share under the RMB Share Issue, in addition to the 845,700,000 RMB Shares initially issued. The gross proceeds received by the Company increased by a total of RMB3,285,967,781.86; taking into account the total gross proceeds of RMB48,695,406,000.00 corresponding to the 845,700,000 RMB Shares initially issued, the final total gross proceeds from the RMB Share Issue were RMB51,981,373,781.86. After deducting the offering expenses of RMB607,494,314.12, the net proceeds from the RMB Share Issue were RMB51,373,879,467.74.

Within two PRC working days after the end of the post-listing stabilization period, the Authorised Lead Underwriter will make an application and provide relevant materials to transfer additional RMB Shares issued pursuant to the Over-allotment Option and RMB Shares purchased by the Authorised Lead Underwriter on the Secondary Market to those investors who are subject to deferred settlement arrangements. RMB Shares allocated to strategic investors (including RMB Shares settled under deferred settlement arrangements) shall be subject to lock-up for 12 months from the date of listing of RMB Shares (i.e. 5 January 2022), save that RMB Shares allocated to China Life Insurance Company Limited* (中國人壽保險股份有限公司), PICC Property and Casualty Company Limited* (中國人民財產保險股份有限公司), China Post Life Insurance Co., Ltd.* (中郵人壽保險股份有限公司), Taiping Life Insurance Company Limited* (太平人壽保險有限公司), Beijing Jingdong Century Trade Co., Limited* (北京京東世紀貿易有限公司), Chia Tai Investment Co., Ltd.* (正大投資股份有限公司) and Brunei Investment Agency shall be subject to lock-up for 36 months.

*	For identification purpose only.

The final number of RMB Shares issued under the RMB Share Issue was 902,767,867 shares, of which: 422,013,000 shares were placed to strategic investors, representing approximately 46.75% of the final number of RMB Shares issued under the RMB Share Issue; 114,510,000 shares were placed to off-line investors, representing approximately 12.68% of the final number of RMB Shares issued under the RMB Share Issue; and 366,244,867 shares were allocated to on-line investors, representing approximately 40.57% of the final number of RMB Shares issued under the RMB Share Issue.

III.	CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND AFTER THE EXERCISE OF THE OVER-ALLOTMENT OPTION

As at 7 February 2022, the changes in the shareholding structure of the Company before and after the exercise of the Over-allotment Option are as follows:

	Before the exercise of the Over-allotment Option		After the exercise of the Over-allotment Option
	Number of Ordinary Shares	Approximate percentage of the Company’s issued share capital[1]	Number of Ordinary Shares	Approximate percentage of the Company’s issued share capital[1]

RMB Shares
– Restricted tradable	375,315,000	1.76%	502,170,000	2.35%
– Placement to strategic investors	295,158,000	1.38%	422,013,000	1.97%
– Off-line placement, restricted	80,157,000	0.38%	80,157,000	0.37%
– Unrestricted tradable	470,385,000	2.21%	400,597,867	1.87%
Hong Kong Shares	20,475,482,897	96.03%	20,475,482,897	95.78%

Total	21,321,182,897	100.00%	21,378,250,764	100.00%

Note:

(1)The sum of shareholding percentages might not be in line with the total due to rounding.

IV.	LOCK-UP PERIODS FOR SHARES OF THE COMPANY

As at 7 February 2022, the lock-up periods for shares of the Company after the exercise of the Over-allotment Option are as follows:

	Number of Ordinary Shares	Approximate percentage of the Company’s issued share capital[1]	Lock-up period[2]

RMB Shares
– Restricted tradable	502,170,000	2.35%
– Placement to strategic investors	144,145,000	0.67%	36 months
	277,868,000	1.30%	12 months
– Off-line placement, restricted	80,157,000	0.37%	6 months
– Unrestricted tradable	400,597,867	1.87%	N/A
Hong Kong Shares	20,475,482,897	95.78%	N/A

Total	21,378,250,764	100.00%

Notes:

(1)The sum of shareholding percentages might not be in line with the total due to rounding.

(2)	The lock-up periods commenced on the date of listing of RMB Shares on the Shanghai Stock Exchange (i.e. 5 January 2022).

V.	USE OF PROCEEDS FROM THE OVER-ALLOTMENT OF RMB SHARES

The net proceeds corresponding to the additional RMB Shares issued pursuant to the exercise of the Over-allotment Option were RMB3,251,788,010.14, and the final net proceeds from the RMB Share Issue were RMB51,373,879,467.74. All proceeds from the RMB Share Issue, including proceeds from the over-allotment of RMB Shares, will be used in various projects of the Company in line with the intended use of proceeds, such as the development of premium 5G networks, the development of new infrastructure for cloud resources, the development of gigabit broadband and smart home, the development of smart mid-end platform, as well as the research and development of the next-generation information technology and digitalized and intelligent ecosystem.

The Company will effectively utilise the proceeds to further enhance its operating efficiency, strengthen its risk management, fully protect its shareholders’ interests, especially the interests of minority investors, and emphasise shareholder return in the middle- to long-term.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 9 February 2022

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.